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                                                                      Exhibit 99

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Investor Release
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FOR IMMEDIATE RELEASE                     FOR MORE INFORMATION CONTACT:
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03/22/02                                  Investors:    Mary Healy, 630-623-6429
                                          Media:   Anna Rozenich, 630-623-7316

                      McDONALD'S FIRST QUARTER 2002 UPDATE

OAK BROOK, IL - McDonald's Corporation expects first quarter 2002 earnings per share to be $.29 - $.30 excluding the charges noted below. Jack Greenberg, Chairman and Chief Executive Officer noted, "Based on expected first quarter results and our outlook for the year, we expect annual earnings per share to be toward the lower end of our previously announced range of $1.47 - $1.54 in constant currencies*, excluding the charges noted below. If foreign currency exchange rates remain where they are today, we expect annual 2002 earnings per share to be negatively impacted by about 2 cents. In the first quarter, we expect the per share currency impact to be neutral to negative one cent."

     The Company expects to record a first quarter non-cash charge of approximately $45 million, pre and after tax ($.03 per share), primarily related to the impairment of assets in Latin America and the closing of 32 underperforming restaurants in Turkey, as a result of continued economic weakness. Including this $45 million charge, we expect first quarter earnings per share to be $.26 - $.27, before the cumulative effect of the accounting change described below.

     The Company is required to adopt SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. SFAS 142 indicates that goodwill will no longer be amortized but will be subject to annual impairment tests. In 2001, amortization of goodwill was approximately $30 million after tax ($.02 per share). We expect the elimination of goodwill amortization to benefit 2002 net income by a similar amount. As a result of our initial goodwill impairment tests, we expect a non-cash charge of approximately $100 million after tax ($.08 per share), in the first quarter for the cumulative effect of this accounting change. The impaired goodwill is primarily in Latin America, where economies have weakened significantly over the last several years.

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     McDonald's Systemwide sales for the first two months of 2002 were $6.2 billion, up 3 percent in constant currencies over the same period last year. We expect sales to improve as the year progresses and expect constant currency sales to increase 6 - 7 percent for the year.

     Greenberg also commented, "Our European business is performing well. European sales increased 8 percent for the first two months of the year in constant currencies. We are pleased with the progress in Europe and expect high-single digit increases in this segment's constant currency sales and operating income for the first quarter. For the year, Europe's constant currency sales are expected to increase in high-single digits while their constant currency operating income is expected to increase in high-single to low double-digits (excluding special charges of $45.8 million in 2001).

     "In the U.S., sales grew 3 percent for the first two months of 2002. Throughout the U.S., the Company and its owner/operators are focused on delivering QSC superiority, value and great tasting food to customers every day. We believe our U.S. initiatives will drive the business forward, and expect sales to increase in the low-single digits for the quarter, and mid-single digits for the year as we gain momentum. In the first quarter, we expect U.S. operating income to decline in the low to mid-single digits, as a result of about $22 million of payments to owner/operators to facilitate the introduction of a front counter team service system. Excluding these payments, we expect U.S. operating income to increase in the low-single digits for the first quarter. For the year, we expect U.S. operating income to increase in mid-single digits (including the $22 million of payments to owner/operators in 2002 and excluding special charges of $181.0 million in 2001).

     "Sales in our Asia/Pacific/Middle East/Africa segment (APMEA) continue to be affected by weak economies in several markets. In addition, concerns about the safety of Japanese beef continue to impact sales, even though McDonald's Japan only uses beef from Australia and New Zealand. APMEA's constant currency sales declined 2 percent for the first two months of the year. In the second half of the year, we expect improvement in this segment as we are hopeful consumer concerns in Japan will ease and we face easier comparisons."

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     In Latin America, which continues to be affected by weak economies, constant currency sales declined 3 percent for the first two months of the year. Constant currency sales in Canada increased 2 percent quarter-to-date. Partner Brands' sales increased 11 percent quarter-to-date, primarily due to expansion and positive comparable sales.

     In conjunction with its first quarter 2002 interim update, McDonald's Corporation will broadcast its conference call with members of management live over the Internet on Friday, March 22, 2002 at 10:00 a.m. Central Time. Interested parties are invited to listen by logging on to http://www.mcdonalds.com/corporate/investor and clicking "Latest Investor Webcast," which appears below the stock quote.

     McDonald's is the world's leading food service retailer with over 30,000 restaurants in 121 countries serving 46 million people each day.

     Certain forward-looking statements are included in this release. They use such words as "may," "will," "expect," "believe," "plan" and other similar terminology. These statements reflect management's current expectations regarding future events and operating performance and speak only as of the date of this release. These forward-looking statements involve a number of risks and uncertainties. The following are some of the factors that could cause actual results to differ materially from those expressed in or underlying our forward-looking statements: the effectiveness of operating initiatives and advertising and promotional efforts, as well as changes in: global and local business and economic conditions; currency exchange and interest rates; food, labor and other operating costs; political or economic instability in local markets; competition; consumer preferences, spending patterns and demographic trends; legislation and governmental regulation; and accounting policies and practices. The foregoing list of important factors is not exclusive.

     The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

* Information in constant currencies excludes the effect of foreign currency translation on reported results, except for hyperinflationary economies, such as Russia, whose functional currency is the U.S. Dollar. Constant currency results are calculated by translating the current year results at prior year monthly average exchange rates.

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